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                                   Law Offices
                            KELLEY DRYE & WARREN LLP
                           8000 Towers Crescent Drive
                                   Suite 1200
                             Vienna, Virginia 22182
                            Telephone (703) 918-2300

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-0408

                  RE:      FORM RW
                           FORM AW
                           FILE NO. 333-85909
                           FILE NO. 333-85909-01

Ladies and Gentlemen:

         We represent Local Financial Corporation and Local Financial Capital Trust I (both "Local"). Local filed a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") on August 25, 1999, File Nos. 333-85909 and 333-85909-01, which was amended by a pre-effective amendment filed on September 8, 1999. This registration statement never became effective. Local hereby requests that such registration statement, as amended, be considered withdrawn. Please treat this submission as a Form RW and Form AW with respect to such registration statement.


                                                     Very truly yours,

                                                     KELLEY DRYE & WARREN LLP


                                                     /s/ Norman B. Antin
                                                     Norman B. Antin

cc: Local Financial Corporation